Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2029 Century Park East Suite 1400N Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

October 3, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Vince Di Stefano, Esq.

Dear Mr. Di Stefano:

We write on behalf of Crescent Capital BDC, Inc. (“Crescent Capital BDC”) and Alcentra Capital Corporation (“Alcentra Capital”) to inform the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) that today each of Crescent Capital BDC and Alcentra Capital have filed a preliminary merger proxy statement on PREM14A in respect of the registration statement on Form N-14 (File No. 333-233995) filed by Crescent Reincorporation Sub, Inc., a wholly owned subsidiary of Crescent Capital BDC (“Crescent Capital Maryland BDC”), on September 30, 2019 (the “Registration Statement”). The Registration Statement relates to the previously announced merger transaction involving Crescent Capital BDC and Alcentra Capital. The Registration Statement contains preliminary proxy statements of each of Crescent Capital BDC and Alcentra Capital for their anticipated special stockholder meetings in connection with the proposed transactions.

Crescent Capital BDC and Alcentra Capital filed the preliminary proxy statements solely to make it easier for their respective stockholders to access the preliminary proxy statements contained in the Registration Statement during the pendency of the Staff’s review. They also will not file with the SEC or mail to their respective stockholders a definitive merger proxy statement relating to the above-referenced transaction until the Registration Statement has been declared effective by the Staff and understand that the SEC’s time goals for registration statements (and not proxy statements) will apply thereto.

If you have any questions, do not hesitate to contact me at (310) 552-4355 or via email monica.shilling@kirkland.com.

Sincerely,

/s/ Monica Shilling

Cc:	Jason A. Breaux, Crescent Capital BDC

Suhail A. Shaikh, Alcentra Capital

Harry Pangas, Dechert LLP

Gregory Schernecke, Dechert LLP

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